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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934
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                               (AMENDMENT NO. 2)

                            TALLEY INDUSTRIES, INC.
                           (Name of Subject Company)

                            SCORE ACQUISITION CORP.
                         A WHOLLY OWNED SUBSIDIARY OF
                       CARPENTER TECHNOLOGY CORPORATION
                                   (Bidders)
                     Series A Convertible Preferred Stock
                        (Title of Class of Securities)
                                   87468720
                     (CUSIP Number of Class of Securities)

              Series B $1 Cumulative Convertible Preferred Stock
                        (Title of Class of Securities)
                                   87468730
                     (CUSIP Number of Class of Securities)

                    Common Stock, $1.00 Par value per share
          (Including the associated Preferred Stock Purchase Rights)
                        (Title of Class of Securities)
                                   87468710
                     (CUSIP Number of Class of Securities)

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                                 JOHN R. WELTY
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                       CARPENTER TECHNOLOGY CORPORATION
                             101 WEST BERN STREET
                       READING, PENNSYLVANIA 19612-4662
                           Telephone: (610) 208-2000
         (Name, Address and Telephone Number of Persons Authorized to
           Receive Notices and Communications on Behalf of Bidders)
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                                with a copy to:

                            DECHERT PRICE & RHOADS
                           4000 BELL ATLANTIC TOWER
                               1717 ARCH STREET
                            PHILADELPHIA, PA 19103
                                (215) 994-4000

                      ATTENTION: HERBERT F. GOODRICH, JR.

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         This Amendment No. 2 to the Schedule 14D-1 relates to a tender offer by Score Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Carpenter Technology Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of Series A Convertible Preferred Stock ("Series A Preferred Shares"), Series B $1 Cumulative Convertible Preferred Stock ("Series B Preferred Shares") and Common Stock, par value $1.00 per share ("Common Shares"), of Talley Industries, Inc., a Delaware corporation (the "Company"), including the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, as amended and restated on February 2, 1996, (collectively, the "Shares"), at a purchase price of $11.70 per Series A Preferred Share, $16.00 per Series B Preferred Share and $12.00 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibit
(a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission on October 2, 1997. The purpose of this Amendment No. 2 is to amend and supplement Item 11 of the Schedule 14D-1 as described below.

ITEM 11.          Material to be Filed as Exhibits.

         (a)(10) Talley Savings Plus Instructions to Trustee with respect to Offer to Purchase For Cash All Outstanding Shares of Common Stock of Talley Industries, Inc. (the "Company") by Score Acquisition Corp., a wholly owned subsidiary of Carpenter Technology Corporation.


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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

                                    CARPENTER TECHNOLOGY CORPORATION


                                    By:   /s/ John R. Welty
                                    --------------------------------------------
                                    Name:  John R. Welty
                                    Title:  Vice President, General Counsel
                                              and Secretary

                                    SCORE ACQUISITION CORP.


                                    By:   /s/ John R. Welty
                                    --------------------------------------------
                                    Name:  John R. Welty
                                    Title:  Secretary
Dated:  October 9, 1997



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   Affix address label

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                             TALLEY SAVINGS PLUS
                   Instructions to Trustee with respect to
                          Offer To Purchase For Cash
                  All Outstanding Shares of Common Stock of
                  Talley Industries, Inc. (the "Company") by
            Score Acquisition Corp., a wholly owned subsidiary of
                       Carpenter Technology Corporation


         As a participant in the Talley Savings Plus Plan, you have the right to give written instructions to the Plan Trustee as to the decision to tender shares of the Company's Common Stock allocated to your account (the "Shares") in response to the Offer to Purchase dated October 2, 1997, and the related Letter of Transmittal and any amendments or supplements thereto. The Talley Savings Plus Plan only holds Company Common Stock and does not hold shares of other classes of Company stock subject to the Offer to Purchase. In this connection, please indicate your instructions to the Plan Trustee below, sign and date this form, and return this form immediately in the postage paid envelope provided. The deadline for returning this form to the Plan Trustee is October 27, 1997.

         The undersigned participant in the Talley Savings Plan acknowledges receipt of the enclosed Offer to Purchase, dated October 2, 1997, and the related Letter of Transmittal (which together constitutes the "Offer") in connection with the Offer by Score Acquisition Corp., a wholly owned subsidiary of Carpenter Technologies Corporation (the "Offeror") to purchase all outstanding shares of the Company's Common Stock (including the associated Preferred Stock Purchase Rights) at $12.00 net per share of Common Stock, as specified by the undersigned, subject to the terms and conditions of the Offer.

         This will instruct you to act as follows in connection with the
Offer:

         / / Full or Partial Tender of Shares. By checking this box, the undersigned directs you to tender to the Offeror all Shares held by you and allocated to my account. If fewer than all Shares held by you and allocated to my account are to be tendered to the Offeror, I have checked the box and indicated below the aggregate number of Shares allocated to my account to be tendered to the Offeror.

                         _______________________Shares

             Unless otherwise indicated, if I have checked the box above, it will be assumed that all Shares held by you and allocated to my account are to be tendered.

         / / No Tender of Shares. By checking this box, the undersigned directs you NOT to tender all or part of the Shares held by you and allocated to my account.

         The Shares represented by this instruction form will be fully or partially tendered, or not tendered, in the manner directed by the participant. To the extent no direction is given when the duly executed instruction form is returned, such Shares will be tendered or not tendered pursuant to the Plan Trustee's fiduciary duties under the Employee Retirement Income Security Act (ERISA).

         Signature______________________________________ Date __________, 1997
                (Please sign as your name appears on this form)